Victory Foods Holdings PBC
(the "Company")
a Delaware Public Benefit Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

RNB CAPITAL
www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Victory Foods Holdings PBC Management

We have reviewed the accompanying consolidated financial statements of Victory Foods Holdings PBC (the Company) which comprise the consolidated statement of financial position as of December 31, 2024 & 2023 and the related consolidated statements of operations, statement of changes in shareholders' equity, and consolidated statement of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

Emphasis of Matter Regarding a Successor Entity:
Victory Foods Holdings PBC was incorporated on June 13, 2018 in Delaware. Victory Foods Holdings PBC will serve as a holding company for the Victory Foods, PBC and will conduct a regulation crowdfunding campaign in 2025.

RNB Capital LLC

Tamarac, FL 33321
June 9, 2025

VICTORY FOODS HOLDINGS PBC
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

		As of December 31,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	165,168	7,982
Accounts Receivable		87,745	27,819
Inventories		342,346	311,197
Prepaid		7,295	19,729
Due from Shareholder		-	4,289
Other Current Assets		1,276	-
Total Current Assets		603,829	371,017
Non-Current Assets:			
Fixed Assets - net	$	2,033,670	792,726
Intangible Assets - net		51,383	42,064
Right-of-Use Asset - Operating Lease		108,788	17,903
Security Deposit		928	928
Total Non-Current Assets		2,194,769	853,620
TOTAL ASSETS		2,798,597	1,224,637
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	255,541	285,954
Credit Card Payable		34,114	24,298
Accrued Expenses		629,426	420,900
Payroll and Taxes Liability		1,004	259,173
Notes Payable - current portion		645,107	155,432
Shareholder Loan		6,695	6,695
Short-Term Lease Liability - Operating Lease		20,899	17,903
Other Current Liabilities		349	-
Total Current Liabilities		1,593,136	1,170,354
Non-Current Liabilities:			
Notes Payable	$	6,304,356	3,866,417
Convertible Notes		-	1,647,271
Long-Term Lease Liability - Operating Lease		88,012	-
Total Non-Current Liabilities		6,392,368	5,513,688
TOTAL LIABILITIES		7,985,504	6,684,042

EQUITY			
Common Stock	$	858	846
Preferred Stock		2,165	1,011
Additional Paid-in Capital		9,089,305	6,491,920
Accumulated Deficit		(14,279,234)	(11,953,182)
TOTAL EQUITY		(5,186,906)	(5,459,405)
TOTAL LIABILITIES AND EQUITY	$	2,798,597	1,224,637

See Accompanying Notes to these Unaudited Consolidated Financial Statements

VICTORY FOODS HOLDINGS PBC
CONSOLIDATED STATEMENT OF OPERATIONS

		Year Ended December 31,	
		2024	2023
Revenues			
Net Sales	$	628,270	387,727
Cost of Goods Sold		(1,021,677)	(848,088)
Gross Profit		(393,406)	(460,361)
Operating Expenses			
General and Administrative Expense	$	353,649	235,192
Advertising and Marketing Expense		49,670	34,618
Payroll Expense		472,935	296,802
Professional Fee		292,453	26,810
Research and Development Expense		196,566	172,810
Operating Lease Expense		24,244	24,000
Bad Debt Expense		5,643	45,639
Depreciation Expense		210,681	277,640
Amortization Expense		2,253	875
Total Operating Expenses		**1,608,093**	**1,114,384**
Total Loss from Operations		**(2,001,500)**	**(1,574,746)**
Other Income (Expense)			
Interest Expense	$	(477,618)	(344,343)
Other Expenses		(86)	(127,572)
Other Income		222,594	480,110
Gain (Loss) on Sale of Asset		(27,185)	(17,881)
Total Other Income (Expense)		**(282,296)**	**(9,686)**
Earnings Before Income Taxes	**$**	**(2,283,795)**	**(1,584,432)**
Net Income (Loss)	**$**	**(2,283,795)**	**(1,584,432)**

See Accompanying Notes to these Unaudited Consolidated Financial Statements

VICTORY FOODS HOLDINGS PBC
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock			Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount	APIC		
Beginning balance at 1/1/23	8,455,713	846	10,109,592	1,011	6,491,920	(10,125,808)	(3,632,032)
Issuance of Capital Stock	-	-	-	-	-	-	-
Additional Paid-in Capital	-	-	-	-	-	-	-
Prior period adjustment	-	-	-	-	-	(242,942)	(242,942)
Net income (loss)	-	-	-	-	-	(1,584,432)	(1,584,432)
Ending balance at 12/31/23	8,455,713	846	10,109,592	1,011	6,491,920	(11,953,182)	(5,459,405)
Issuance of Capital Stock	121,101	12	11,543,287	1,154	-	-	1,166
Additional Paid-in Capital	-	-	-	-	2,597,385	-	2,597,385
Prior period adjustment						(42,257)	(42,257)
Net income (loss)	-	-	-	-	-	(2,283,795)	(2,283,795)
Ending balance at 12/31/24	8,576,814	858	21,652,879	2,165	9,089,305	(14,279,234)	(5,186,906)

See Accompanying Notes to these Unaudited Consolidated Financial Statements

VICTORY FOODS HOLDINGS PBC
CONSOLIDATED STATEMENT OF CASH FLOWS

		Year Ended December 31,	
		2024	**2023**
OPERATING ACTIVITIES			
Net Income (Loss)	$	(2,283,795)	(1,584,432)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Accounts Receivable		(59,926)	(7,522)
Inventories		(31,149)	(38,913)
Prepaid		12,434	66,399
Due from Shareholder		4,289	(13,261)
Other Current Assets		(1,276)	778
Right-of-Use Asset - Operating Lease		(90,885)	(17,903)
Accounts Payable		(30,413)	(533,552)
Credit Card Payable		9,816	(33,244)
Accrued Expenses		208,526	409,900
Payroll and Taxes Liability		(258,170)	51,183
Short-Term Lease Liability - Operating Lease		2,997	17,903
Other Current Liabilities		349	-
Long-Term Lease Liability - Operating Lease		88,012	-
Prior period adjustment		(42,257)	(242,942)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(187,651)	(341,173)
Net Cash used in Operating Activities		(2,471,446)	(1,925,605)

INVESTING ACTIVITIES			
Fixed Assets - net	$	(1,240,945)	325,880
Intangible Assets - net		(9,319)	(30,099)
Net Cash used in (provided by) Investing Activities		(1,250,263)	295,782

FINANCING ACTIVITIES			
Notes Payable - current portion	$	489,676	155,432
Shareholder Loan		-	(150,000)
Notes Payable		2,437,939	288,273
Convertible Notes		(1,647,271)	1,316,246
Common Stock		12	-
Preferred Stock		1,154	-
Additional Paid-in Capital		2,597,385	-
Net Cash used in Financing Activities		3,878,895	1,609,951
Cash at the beginning of period		7,982	27,855
Net Cash increase (decrease) for period		157,185	(19,872)
Cash at end of period		165,168	7,982

See Accompanying Notes to these Unaudited Consolidated Financial Statements

Victory Foods Holdings PBC
Notes to the Unaudited Consolidated Financial Statements
December 31st, 2024
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Victory Foods Holdings PBC ("the Company") was formed in Delaware on June 13, 2018. The Company serves as the parent company for Victory Foods PBC, which was formed on January 10th, 2018 under the state of Kentucky. The Company earns revenue by selling hempseed ingredients to customers in a variety of industries including food, pharmaceuticals, and cosmetics. Victory Foods Holdings PBC is headquartered in Carrollton, KY. The Company's customers are located in the United States, Canada, and South Korea. The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2024, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Going Concern:

The accompanying consolidated balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past three (3) consecutive years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. Management believes that the following plans, which are either already implemented or in advanced stages of execution, will significantly improve the Company's financial position and operating results over the next twelve months:

Production Capacity Expansion: In Q2 2025, the Company installed a new production line capable of generating approximately $500,000 per month in additional revenue.

Supplier Acquisition: The Company is currently in negotiations to acquire a key Canadian supplier. This strategic acquisition is expected to reduce cost of goods sold (COGS) significantly and add an estimated $500,000 per month in incremental revenue once completed and integrated.

New Facility Development: Engineering and architectural plans are nearly finalized for the construction of a new 45,000 square foot dedicated facility, with groundbreaking scheduled for Q4 2025. This facility is projected to enable the Company to generate over $40 million per year in additional revenue upon completion and full operation.

These plans demonstrate management's commitment to significantly improving revenue generation and operational efficiencies. Based on the successful execution of the above initiatives, management believes that it is probable that the Company will be able to meet its obligations as they become due, and that substantial doubt about its ability to continue as a going concern will be mitigated within twelve months of the date of these financial statements.

However, there can be no assurance that these initiatives will be executed as planned or yield the expected financial benefits. Accordingly, management continues to monitor its liquidity and capital resources closely. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Victory Foods, PBC, a Kentucky entity formed on January 10, 2018. The parent Company, Victory Foods Holdings PBC had no business activities and no intercompany transactions are eliminated.

Use of Estimates and Assumptions

In preparing these unaudited consolidated financial statements in conformity with the U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $7,982 and $165,168 in cash and cash equivalents as of December 31, 2023 and December 31, 2024, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consisted primarily of raw materials, inventory in-transit and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. The Company had an Inventory balance of $311,197 and $342,346 as of December 31, 2023 and December 31, 2024, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used,

and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

Property Type	Useful Life in Years	2024	2023
Leasehold Improvements	6	146,048	146,048
Machinery & Equipment	6	1,618,865	1,535,060
Design & Engineering	6	220,261	118,062
Construction in Progress		1,136,067	-
Less Accumulated Depreciation		(1,087,571)	(1,006,444)
Totals		**2,033,670**	**792,726**

Intangible Asset

The Company holds patents related to its core technologies. Patents are recorded at cost and are amortized on a straight-line basis over their estimated useful lives, which generally range from 10 to 20 years, depending on the nature and legal protection period of the patent.

As of December 31, 2024, the gross carrying amount of patents was $54,948, and accumulated amortization was $3,565, resulting in a net carrying amount of $51,383.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling Hempseed Oil, Hemp Seeds, Hemp protein powder and other hempseed ingredients to customers in a variety of industries including food, pharmaceuticals, and cosmetics. The Company's payments are generally collected upfront at the time of sale.

The Company's primary performance obligation is the timely delivery of products that align to customers' specifications. Revenue is recognized at the time of shipment net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Research and Development Expense

R&D expenses are costs incurred in the development of new products, services, processes, or significant improvements to existing ones. These expenses include: Salaries and wages of researchers and developers, Materials and supplies used in R&D projects, Costs of services performed by others (such as consultants and contract research organizations), Depreciation of equipment used in R&D activities, and Indirect costs that are directly related to R&D activities.

Equity-Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. As of December 31, 2024, the Company had issued and outstanding common stock options of 2,627,054 shares. The company measures the stock options based on the Company's most recent 409A valuation at the time of the grant date. The Market value of the Company's common stock based on valuation in December 2024 is at $0.08.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and Delaware. The Company has incurred cumulative losses during the last two years and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2024, the Company had outstanding shareholder loan amounting to $6,6695 representing payment of Company' accounts payable by its shareholder. The balance is non-interest bearing and payable on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees except for its operating leases as shown below.

Lessor	Start Date	End Date	Term (in months)	Classification
DRC Industries	01/01/2022	9/30/2024	33	Operating Lease
DRC - 2 Industries	10/01/2024	9/30/2029	60	Operating Lease

	Year Ending	Year Ending
Lease expense	**2024**	**2023**
Finance lease expense		
Amortization of ROU assets	-	-
Interest on lease liabilities	-	-
Operating lease expense	24,244	24,000
Variable lease expense	-	-
Total	24,244	24,000

Other Information			
Operating cash flows from operating leases		22,080	24,000
ROU assets obtained in exchange for new operating lease liabilities		111,961	-
Weighted-average remaining lease term in years for finance leases		-	-
Weighted-average remaining lease term in years for operating leases		5	1
Weighted-average discount rate for finance leases		-	-
Weighted-average discount rate for operating leases		3.74%	1.63%

Maturity Analysis		Operating	Operating
	2025-12	24,541	18,000
	2026-12	24,787	-
	2027-12	25,034	-
	2028-12	25,285	-
	2029-12	19,105	-
Thereafter		-	-
Total undiscounted cash flows		118,752	18,000
Less: present value discount		(9,840)	(97)
Total lease liabilities		108,912	17,903

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purpose of funding operations. The interest on the notes was 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities on June 30, 2024. The notes are convertible into shares of the Company's preferred stock at a 20% discount during a change of control or qualified financing event. The Company' Convertible Notes balance was $1,647,271 and nil, as of December 31, 2023 and 2024, respectively.

Notes Payable - The Company has entered into several loan agreements for the purpose of funding operations. The interest rate on notes was ranging from 2.00% to 10.00% per year and maturity date ranging from 5 years to 11 years. The Company has an outstanding Notes Payable balance of $4,021,849, of which $155,432 is current, $3,866,417 is non-current and $6,949,463, of which $645,107 is current, $6,304,356 is non-current, as of December 31, 2023 and 2024, respectively.

NOTE 6 – EQUITY

The Company is authorized to issue two classes of stock to be designated respectively, Common Stock and Preferred Stock. The total number of shares of capital stock the Company is authorized to be issued is 75,427,719 shares, $0.0001 par value per share. The total number of shares of common stock to be issued is 45,200,00 shares, par value $0.0001 per share and the total number of shares of preferred stock to be issued is 30,227,719 shares, par value $0.0001 per share, broken down as follows:

Preferred Stock					
Series A	Series A-1	Series A-2	Series B-1	Series B-2	Series B-3
2,206,573	3,819,489	4,083,530	2,083,333	9,259,259	8,775,535

8,576,814 common shares and 21,652,879 preferred shares were issued and outstanding as of December 31, 2024.

Public Benefit Corporation. The Board of Directors shall manage and direct the business and affairs of the Corporation in a manner that balances the pecuniary interests of the shareholders, the best interests of those materially affected by the Corporation's conduct, and the specific public benefit or public benefits identified in the Articles of Incorporation. Any director of the Corporation shall not have any duty to any person on account of any interest of said person in the public benefit or benefits identified in the Articles of Incorporation or on account of any interest materially affected by the Corporation's conduct.

Voting. The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of the Bylaws or statute. Except as may be otherwise provided in the Articles of Incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

Dividends. The directors of the Corporation, subject to any restrictions contained in the Kentucky Business Corporations Act or the Articles of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the Corporation's capital stock. The directors of the Corporation may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 9, 2025, the date these consolidated financial statements were available to be issued. No events require recognition or disclosure.